                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13G

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                      PURSUANT TO 13d-2(b)



                   PRINCETON VIDEO IMAGE, INC.
                   ---------------------------
                        (Name of Issuer)


               Common Stock, no par value per share
               ------------------------------------
                  (Title of Class of Securities)


                           742476-10-4
                         --------------
                         (CUSIP Number)






-----

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or to otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      Page 1 of 7 Pages

CUSIP No. 742476-10-4           13G            Page 2 of 7 Pages
=================================================================
1.  NAME OF REPORTING PERSON -
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Presencia en Medios, S.A. de C.V.
-----------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   (a)  [ ]
                                                   (b)  [x]
-----------------------------------------------------------------
3.  SEC USE ONLY


-----------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico
-----------------------------------------------------------------
                 5.  SOLE VOTING POWER
                     614,308
   NUMBER OF    ------------------------------------------------
     SHARES      6.  SHARED VOTING POWER
  BENEFICIALLY       Not applicable.
    OWNED BY    ------------------------------------------------
      EACH       7.  SOLE DISPOSITIVE POWER
    REPORTING        614,308
     PERSON     ------------------------------------------------
      WITH       8.  SHARED DISPOSITIVE POWER
                     Not applicable.
----------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     614,308
-----------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
                                                          []
-----------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.6%
-----------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     CO
=================================================================

CUSIP No. 742476-10-4           13G            Page 3 of 7 Pages
=================================================================
1.  NAME OF REPORTING PERSON -
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Eduardo Sitt
-----------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   (a)  [ ]
                                                   (b)  [x]
-----------------------------------------------------------------
3.  SEC USE ONLY


-----------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico
-----------------------------------------------------------------
                 5.  SOLE VOTING POWER
                     25,001
   NUMBER OF    ------------------------------------------------
     SHARES      6.  SHARED VOTING POWER
  BENEFICIALLY       614,308
    OWNED BY    ------------------------------------------------
      EACH       7.  SOLE DISPOSITIVE POWER
    REPORTING        25,001
     PERSON     ------------------------------------------------
      WITH       8.  SHARED DISPOSITIVE POWER
                     614,308
----------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     639,309
-----------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
                                                          []
-----------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.9%
-----------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     IN
=================================================================

CUSIP No. 742476-10-4            13G            Page 4 of 7 Pages
=================================================================

Item 1.

     (a)  Name of Issuer:

          Princeton Video Image, Inc., a New Jersey corporation

     (b)  Address of Issuer's Principal Executive Office:
          15 Princess Road
          Lawrenceville, New Jersey 08648


Item 2.   Name of Person Filing

     (a)  Name of Person Filing:

          -Presencia en Medios, S.A. de C.V., a Mexican limited
             liability company ("Presencia")
          -Eduardo Sitt ("Mr. Sitt")

     (b)  Address of Principal Office:

          Eduardo Sitt
          c/o Presencia en Medios, S.A. de C.V.
          Montes Urales 739A
          Lomas de Chapultepec
          11000 Mexico, D.F.
          Mexico

     (c)  Citizenship or place of organization:

          Presencia: Mexico
          Mr. Sitt: Mexico

     (d)  Title Class of Securities:

          Common Stock, no par value per share

     (e)  CUSIP Number:

          742476-10-4


Item 3.   Category of person filing

          Not applicable

CUSIP No. 742476-10-4            13G            Page 5 of 7 Pages
=================================================================

Item 4.   Ownership.

     (a)  Amount Beneficially Owned:

          Presencia beneficially owned 614,308 shares of the Issuer's Common Stock, no par value per share (the "Common
Stock") as of December 31, 1997.

          Mr. Sitt beneficially owned 639,309 share of Common
Stock as of December 31, 1997, which included the 614,308 shares of Common Stock held by Presencia, of which Mr. Sitt is President and a principal shareholder.

     (b)  Percent of Class:

          Presencia: 7.6%
          Mr. Sitt: 7.9%

     (c)  Number of Shares to Which Such Person Has:

          Presencia:
          (i)    Sole voting power: 614,308
          (ii)   Shared voting power: 0
          (iii)  Sole dispositive power: 614,308
          (iv)   Shared dispositive power: 0

          Mr. Sitt:
          (i)    Sole voting power: 25,001
          (ii)   Shared voting power: 614,308
          (iii)  Sole dispositive power: 25,001
          (iv)   Shared dispositive power: 614,308


Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of
          Another Person.

          Not Applicable.

Item 7.   Identification and Classification of Members of the
          Subsidiary Which Acquired the Securities Being Reported on by the Parent Holding Company.

          Not Applicable.

CUSIP No. 742476-10-4            13G            Page 6 of 7 Pages
=================================================================

Item 8.   Identification and Classification of Members of the
          Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

     By signing below Presencia and Mr. Sitt each certify that, to the best of such parties' knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP No. 742476-10-4            13G            Page 7 of 7 Pages
=================================================================

                            SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 1998         Presencia en Medios, S.A. de C.V.


                                By: /s/ Eduardo Sitt
                                    ----------------------------
                                    Eduardo Sitt, President



Date: February 13, 1998          /s/ Eduardo Sitt
                                --------------------------------
                                Eduardo Sitt